DEFENSE INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

                                      INDEX


                                                                                         PAGE
                                                                                         ----
PART I - FINANCIAL INFORMATION:

Item 1.   Condensed Consolidated Balance Sheets as of March 31, 2004
          (Unaudited) and December 31, 2003                                               2

          Condensed Consolidated Statements of Income and Comprehensive Income
          for the Three Months Ended March 31, 2004 and 2003 (Unaudited)                  4

          Condensed Consolidated Statements of Cash Flows

          For the Three Months Ended March 31, 2004 and 2003 (Unaudited)                  5

          Notes to the Condensed Consolidated Financial Statements (Unaudited)            7

Item 2    Management's Discussion and Analysis of Financial Condition and Results
          of Operations                                                                   9

Item 3.   Controls and Procedures                                                        14

PART II - OTHER INFORMATION:

Item 4.   Submission of Matters to a Vote of Shareholders                                15

Item 6.   Exhibits and Reports on Form 8-K                                               15

Signatures                                                                               16

                         PART I - FINANCIAL INFORMATION

ITEM 1.

                     DEFENSE INDUSTRIES INTERNATIONAL, INC.
                                AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


    ASSETS

                                                           March 31, 2004  December 31,
                                                             (Unaudited)     2003
                                                             ----------   ----------
CURRENT ASSETS
 Cash and cash equivalents                                   $1,096,023   $  784,026
 Trade accounts receivable, net                               2,184,878    1,912,747
 Trade accounts receivable - related parties, net               329,404      322,373
 Inventory                                                    1,962,507    2,115,825
 Investment in marketable securities                            692,564      704,046
 Deferred taxes                                                  41,066       45,353
 Other assets                                                   459,372      422,489
                                                             ----------   ----------
      Total Current Assets                                    6,765,814    6,306,859
                                                             ----------   ----------

PROPERTY, PLANT AND EQUIPMENT, NET                            1,697,162    1,662,902
                                                             ----------   ----------

OTHER ASSETS
 Deposits for the severance of employer-employee relations      431,908      437,963
 Deferred taxes, long-term                                      233,154      232,713
 Intangible assets                                               37,268       41,105
                                                             ----------   ----------
      Total Other Assets                                        702,330      711,781
                                                             ----------   ----------

TOTAL ASSETS                                                 $9,165,306   $8,681,542
                                                             ==========   ==========


     See accompanying notes to condensed consolidated financial statements.

                     DEFENSE INDUSTRIES INTERNATIONAL, INC.
                                AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


    LIABILITIES AND SHAREHOLDERS' EQUITY

                                                      March 31, 2004
                                                        (Unaudited)  December 31, 2003
                                                        -----------    -----------
CURRENT LIABILITIES
 Trade accounts payable                                 $   886,952    $   730,562
 Short-term debt                                            433,742        719,642
 Current portion of long-term debt                          426,103        489,524
 Other liabilities                                        1,161,675        603,514
      Total Current Liabilities                           2,908,472      2,543,242
                                                        -----------    -----------

LONG-TERM LIABILITIES
 Long-term portion of debt                                  632,080        728,678
 Provisions for the severance of employer-employee
 relations                                                  290,010        290,573
 Minority interest                                          837,866        852,914
      Total Long-Term Liabilities                         1,759,956      1,872,165
                                                        -----------    -----------

TOTAL LIABILITIES                                         4,668,428      4,415,901
                                                        -----------    -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
 Preferred stock, $.0001 par value, 50,000,000 shares
  authorized, none issued and outstanding                         -              -
 Common stock, $.0001 par value, 250,000,000 shares
  authorized, 25,350,000 issued and outstanding,              2,535          2,535
 Common stock to be issued (250,000 shares)                       -              -
 Additional paid-in capital                               1,711,450      1,711,450
 Retained earnings                                        3,117,005      2,767,781
 Accumulated other comprehensive loss                      (334,112)      (215,631)

      Total Shareholders' Equity                          4,496,878      4,266,135
                                                        -----------    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 9,165,306    $ 8,681,542
                                                        ===========    ===========



     See accompanying notes to condensed consolidated financial statements.

             DEFENSE INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
                              COMPREHENSIVE INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
                                   (UNAUDITED)



                                                            Three Months Ended March 31,
                                                            ----------------------------
                                                               2004           2003
                                                            ------------    ------------
NET REVENUES                                                $  3,746,079    $  3,168,144
 Cost of sales                                                 2,779,840       2,273,812
                                                            ------------    ------------
 Gross profit                                                    966,239         894,332
                                                            ------------    ------------

OPERATING EXPENSES
 Selling                                                         120,919         188,676
 General and administrative                                      306,697         323,348
                                                            ------------    ------------

TOTAL OPERATING EXPENSES                                         427,616         512,024
                                                            ------------    ------------

INCOME FROM OPERATIONS                                           538,625         382,308
                                                            ------------    ------------

OTHER INCOME (EXPENSE)
 Financial (expense), net                                        (24,482)        (70,753)
 Other income - net                                               27,198               -
                                                            ------------    ------------

TOTAL OTHER INCOME (EXPENSE)                                       2,716         (70,753)
                                                            ------------    ------------

INCOME BEFORE INCOME TAXES                                       541,339         311,555
 Less: Income tax expense                                        194,338         129,247
                                                            ------------    ------------

INCOME BEFORE MINORITY INTEREST                                  347,001         182,308
 Minority interest loss (income)                                   2,223          (8,196)
                                                            ------------    ------------

NET INCOME                                                       349,224    $    174,112
                                                            ------------    ------------

OTHER COMPREHENSIVE INCOME (LOSS)
 Foreign currency translation gain (loss), net of
  minority interest translation gain (loss)                     (118,481)         37,858
 Unrealized gain (loss) on available-for-sale securities               -          (3,202)
                                                            ------------    ------------

 Other comprehensive income (loss) before tax                   (118,481)         34,656
 Income tax (expense) benefit related to items of other
  comprehensive income                                            42,653         (12,476)
                                                            ------------    ------------

TOTAL OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX              (75,828)         22,180
                                                            ------------    ------------

COMPREHENSIVE INCOME                                        $    273,396    $    196,292
                                                            ============    ============
 Net income per ordinary share - basic and diluted          $       0.01    $       0.01
                                                            ============    ============

  Weighted average of number of shares outstanding during
   the period - basic and diluted                             23,350,000      25,350,000
                                                            ============    ============



     See accompanying notes to condensed consolidated financial statements.

                     DEFENSE INDUSTRIES INTERNATIONAL, INC.
                                AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
                                   (UNAUDITED)


                                                           For the Three Months Ended March 31,
                                                               --------------------------
                                                                  2004           2003
                                                               -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                  $   349,224    $   174,112
  Adjustments to reconcile net income to net cash
         provided by operating activities:
   Depreciation and amortization                                    71,317         71,904
   Provision for doubtful accounts                                   3,388             --
   Net realized and unrealized gain on marketable
         securities                                                 24,455             --
   Stock issued for services                                            --         43,000
   Minority interest in (loss) income of subsidiary                 (2,223)         8,196
    Changes in operating assets and liabilities:
   Decrease (increase) in deposits for employee
         severance                                                  (6,055)       (12,883)
   Deferred taxes                                                    3,846          1,104
   (Increase) in trade accounts receivable                        (282,551)      (539,338)
   (Increase) in other assets                                      (36,883)      (175,344)
   Decrease (increase) in inventory                                153,318        (92,126)
   Increase in trade accounts payable                              156,392         27,395
   Increase in other liabilities                                   558,161        476,698
  Decrease (increase) in provision for employee severance
         of employer-employee relations                               (563)        37,360
                                                               -----------    -----------
         Net Cash Provided By Operating Activities               1,003,936         20,078
                                                               -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                      (118,404)       (43,132)
  Purchase of marketable securities                                (36,571)      (146,011)
  Proceeds from sale of marketable securities                       48,999        134,156
                                                               -----------    -----------
         Net Cash Used In Investing Activities                    (105,976)       (53,987)
                                                               -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Short-term debt, net                                             (285,900)       298,332
 Payments on long-term debt                                       (160,019)       (91,698)
                                                               -----------    -----------
         Net Cash (Used In) Provided By Financing Activities      (445,919)       206,634
                                                               -----------    -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                           (140,044)        22,366
                                                               -----------    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                          311,997        195,091

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                    784,026        831,820
                                                               -----------    -----------

CASH AND CASH EQUIVALENTS - END OF PERIOD                      $ 1,096,023    $ 1,026,911
                                                               ===========    ===========

INTEREST PAID                                                  $    26,225    $    58,584
                                                               ===========    ===========

TAXES PAID                                                     $    49,489    $    41,968
                                                               ===========    ===========



     See accompanying notes to condensed consolidated financial statements.

                     DEFENSE INDUSTRIES INTERNATIONAL, INC.
             (FORMERLY PAWNBROKERS EXCHANGE, INC.) AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1 BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     (A) BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements are presented in United States dollars under accounting principles generally accepted in the United States of America.

     (B) PRINCIPLES OF CONSOLIDATION

     The condensed consolidated financial statements include the accounts of Defense Industries International, Inc. and its wholly owned subsidiaries, Export Erez, USA, Inc., Export Erez, Ltd., Mayotex, Ltd. and Dragonwear Trading Ltd. and its 76% owned subsidiary Achidatex Nazareth Elite (collectively, the "Company"). The minority interest represents the minority shareholders' proportionate share of Achidatex.

     All intercompany accounts and transactions have been eliminated in consolidation.

     (C) USE OF ESTIMATES

     The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     (D) PER SHARE DATA

     Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed based on the weighted average number of common shares and common stock equivalents outstanding during the period. There were no common stock equivalents outstanding during the periods presented. Accordingly, a reconciliation between basic and diluted earnings per share is not presented.

     (E) INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The condensed consolidated financial statements as of and for the three months ended March 31, 2004 and 2003 are unaudited. In the opinion of management, such condensed consolidated financial statements include all adjustments (consisting only of normal recurring accruals) necessary for the fair presentation of the consolidated financial position and the consolidated results of operations. The consolidated results of operations for the three months ended March 31, 2004 and 2003 are not necessarily indicative of the results to be expected for the full year. The consolidated balance sheet information as of December 31, 2003 was derived from the audited consolidated financial statements included in the Company's annual report Form 10-KSB. The interim condensed consolidated financial statements should be read in conjunction with that report.

NOTE 2 INVENTORY

     Inventory consisted of the following:



                                               March 31, 2004      December 31, 2003
                                                 ----------           ----------
Raw materials                                    $1,200,362           $1,175,453
Work in process                                     551,776              796,100
Finished goods                                      210,369              144,272
                                                 ----------           ----------
                                                 $1,962,507           $2,115,825
                                                 ==========           ==========

NOTE 3 SEGMENT INFORMATION AND CONCENTRATIONS

     The Company has two strategic business units: the civilian market and the military market. The military market is further broken down between local and export sales in order to better analyze trends in sales and profit margins. The Company does not allocate assets between segments because several assets are used in more than one segment and any allocation would be impractical.

     (A) SALES AND INCOME FROM OPERATIONS:



                               Civilian                    Military
                                 Local    Military Local   Export    Consolidated
                               ----------   ----------   ----------   ----------
March 31, 2004
 Net Sales                     $  257,087   $  442,017   $3,046,975   $3,746,079
 Income from operations            40,669       99,178      398,776      538,623

March 31,2003
 Net Sales                     $  421,532   $  998,747   $1,747,865   $3,168,144
 Income from operations            73,316       97,562      211,430      382,308



     (B) SINGLE CUSTOMERS EXCEEDING 10% OF SALES:

Sales                                                 2004              2003
                                                    ----------        ----------
Customer A (Military Local)                        $         -        $  324,432
Customer B (Military Export)                        $1,731,656        $  618,902

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING IS MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN SIGNIFICANT FACTORS WHICH HAVE AFFECTED OUR FINANCIAL POSITION AND OPERATING RESULTS DURING THE PERIODS INCLUDED IN THE ACCOMPANYING CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. THE DISCUSSION AND ANALYSIS WHICH FOLLOWS MAY CONTAIN TREND ANALYSIS AND OTHER FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 WHICH REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL RESULTS. THESE INCLUDE STATEMENTS REGARDING OUR EARNINGS, PROJECTED GROWTH AND FORECASTS, AND SIMILAR MATTERS THAT ARE NOT HISTORICAL FACTS. WE REMIND SHAREHOLDERS THAT FORWARD-LOOKING STATEMENTS ARE MERELY PREDICTIONS AND THEREFORE ARE INHERENTLY SUBJECT TO UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE THE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.

CRITICAL ACCOUNTING POLICIES

     We have identified the following policies as critical to the understanding of our condensed consolidated financial statements. The preparation of our condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of sales and expenses during the reporting periods. An area where significant judgments are made is inventory valuation and actual results could differ materially from these estimates. Our condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     REVENUES AND REVENUE RECOGNITION. Revenues from sales of products are recognized under the completed contract method upon shipment to customers. The contracts are short term, generally under two months. We provide a warranty on goods ranging from three to four years. Our policy is to consider the establishment of a reserve for warranty expenses. Based upon historical experience of no warranty claims, we have not established a reserve at March 31, 2004. If we change any of our assumptions with regard to our recognition of revenues under the completed contract method of revenue recognition, or if there is a change with respect to warranties expenses, our financial position and results of operations may change materially.

         FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS. The functional currency of Export Erez, Ltd., Mayotex Ltd., and Achidatex Nazareth Elite is the New Israeli Shekel, or NIS. The functional currency of Dragonwear Trading Ltd. is the Cyprus Pound, or CYP. The financial statements of Dragonwear are translated into NIS. The financial statements for all of these entities are then translated into U.S. dollars from NIS at period-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Foreign currency transaction gains or losses from transactions denominated in currencies other than NIS are recognized in net income in the period the gain or loss occurs. Any change in exchange rates may have a material impact on our financial position and results of operations.

     INVENTORIES. Inventories are valued at the lower of cost or market value using the first-in first-out method. The cost includes expenses of freight-in transportation. The specific identification method is used for finished goods since all orders are custom orders for customers. Inventories write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. Any change in our assumptions with respect to the need to write-off or write-down the value of our inventories may have a material affect on our financial position or results of operations.

     PROPERTY, PLANT AND EQUIPMENT. Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three to twenty-five years. These long-lived assets are generally evaluated on an individual basis in making a determination as to whether such assets are impaired. Periodically, we review our long-lived assets for impairment based on estimated future non-discounted cash flows attributed to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long - lived assets.

OVERVIEW

     Defense Industries International, Inc. is a manufacturer and global provider of military and civilian protective personal equipment and supplies. Our products are used by military, law enforcement, border patrol enforcement, and other special security forces, corporations, non-governmental organizations and individuals throughout the world.

     Our main products include body armor, bulletproof clothing and combat vests, bomb disposal suits, battle pouches and combat harness units, flak jackets, ballistic helmets, dust protectors, padded coats, sleeping bags, weapons straps and belts, dry storage units, liquid logistics products, ceramic ballistic plates, ballistic wall coverings, tents and vehicle covers. Products under development include stab-resistant solutions and polyethylene ballistic plates and we are continuing to upgrade our lightweight vehicle armor kits.

     Our strategic objective is to be a leading global provider of military and civilian personal protective equipment and supplies. We intend to realize our strategic objective through the following:

     o CAPITALIZE ON EXPOSURE TO MILITARY PROBLEMS. We believe that the events of September 11, 2001, the subsequent "War on Terrorism", the increasing likelihood of military conflicts abroad, and recent actual events where lives have been saved due to the performance of armor systems, are all likely to result in additional interest in our products.

     o EXPAND DISTRIBUTION, NETWORKS AND PRODUCT OFFERINGS. We expect to continue to leverage our distribution network by expanding our range of branded law enforcement equipment through the acquisition of niche defensive security products manufacturers and by investing in the development of new and enhanced products which complement our existing offerings. A broader product line will strengthen our relationships with distributors and enhance our brand appeal with military, law enforcement and other end users.

     o PURSUE STRATEGIC ACQUISITIONS. We intend to selectively pursue strategic acquisitions that complement and/or expand our product offerings, provide access to new geographic markets, and provide additional distribution channels and new customer relations.

THREE MONTHS ENDED MARCH 31, 2004 COMPARED WITH THREE MONTHS ENDED MARCH 31,
2003

RESULTS OF OPERATIONS

     SALES AND GROSS PROFIT MARGIN. Sales for the three months ended March 31, 2004 were $3,746,079 compared to $3,168,144 for the same period in 2003, representing an increase of 18.2%. This increase in sales resulted from an increase in our export business. The increase in the export business is partially derived from sales of ballistic plates and lightweight vehicle armor kits that were recently introduced as new product offerings. This trend was partially offset by the continued weakness of sales to the local market.

     The following table sets forth the breakdown of sales by market for the three months ended March 31, 2004 and 2003.


                                                              March 31,
                                                     ---------------------------
                                                        2004             2003
                                                     ----------       ----------
Sales to the local civilian market                   $  257,087       $  421,532
Sales to the local military market                      442,017          998,747
Export military sales                                 3,046,975        1,747,865


     Gross profit for the three months ended March 31, 2004 was $966,239 compared to $894,332 for the same period in 2003. This increase in gross profit is primarily attributable to the increase in export sales.

     Gross profit margin for the three months ended March 31, 2004 was 25.8% compared to 28.2% for the same period in 2003. This decrease in gross profit margin is attributed to the increase in overseas sales which are characterized by lower margins compared to local sales. Other factors that had an impact on our gross profit margin were: (i) the approximately 10% increase in the ratio between the Euro (which is the currency used for the majority of our raw material purchases) and the U.S. dollar (which is the principal currency for our sales); (ii) the increase in local competition arising from shrinkage in the market; and (iii) the change in our product mix. We do not anticipate any major changes to our gross margin percentage in 2004.

     The cost of production for the three months ended March 31, 2004 was $2,779,840 compared to $2,273,812 for the same the same period in 2003. This increase is a result of the increase in sales.

     GENERAL AND ADMINISTRATIVE EXPENSES AND SELLING EXPENSES. General and administrative costs for three months ended March 31, 2004 were $306,697 compared to $323,348 for the same period in 2003. This decrease is due to our effort to reduce costs under our recently implemented budget policy. Selling expenses for the three months ended March 31, 2004 were $120,919 compared to $188,676 for the same period in 2003. This decrease is primarily due to our payment of a lower rate of commissions on sales transactions.

     INCOME TAX EXPENSE. Our income tax expense for the three months ended March 31, 2004 was $194,338 as compared to $129,248 for the comparable period in 2003. Our effective tax rate was 35.9% in the 2004 period compared to 41.5% in 2003. This decrease in the effective tax rate is due to lower levels of non-deductible expenses for taxes.

     OTHER INCOME (EXPENSE), NET. We had other income, net for the three months ended March 31, 2004 of $2,716 as compared to other expenses of $70,753 for the same period in 2003. Our financing expenditures decreased as a result of (i) the decrease in the prevailing interest rate in Israel; (ii) the reduction of our long and short term debt; and (iii) profit from our investment in marketable securities.

     MINORITY INTEREST. Minority interest in the profits and losses of one of our consolidated subsidiaries represents the minority shareholders' share of the profits or losses in such majority owned subsidiary. For the three months ended March 31, 2004, we recognized and recorded minority interest loss of $2,223 compared to income of $8,196 for the same period in 2003.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2004, we had $1,096,023 in cash and cash equivalents and our working capital was $3,857,342. Our current activities are financed by short and long-term bank loans offset by short-term deposits. Our decision to incur additional short-term debt was based on our consideration of the prevailing yields on our deposits, which are generally in foreign currency generated from receipts from overseas sales, compared to the cost of short-term loans. Our long-term loans arose from the acquisition of Achidatex Nazareth Elite and are payable over five years. On July 27, 2002, the terms of one of these loans were amended whereby all amounts will be repaid as of December 18, 2004.

     Net cash provided by operating activities was $1,003,936 for the three months March 31, 2004. This was primarily attributable to our net income of $349,224, a $395,119 increase in trade and other payables as compared to trade and other receivables and to the $153,318 decrease in inventory.

     The increase in accounts receivable at March 31, 2004 compared to December 31, 2003, was primarily the result of the increased level of export sales. The decrease in inventory for the three months ended March 31, 2004 compared to December 31, 2003 was primarily due to the increased level of export sales characterized by a shorter inventory cycle.

     Net cash used for investing activities was $105,976 for the three months ended March 31, 2004. During the three months ended March 31, 2004, $12,428 of net cash was provided from sales of marketable securities and $118,404 was used to purchase property, plant and equipment.

     In 2004 and 2005, we plan to increase our research and development efforts, primarily with respect to stab-resistant solutions, mine-protective shoes, floatable ballistic vests, ballistic protection based on ceramic glass, ballistic concrete reinforcement, and modified ballistic wall coverings. We estimate total research and development expenses for 2004 and 2005 will increase to approximately $250,000 and $350,000, respectively. We plan to finance our future research and development through an equity offering or other financing. If we are unsuccessful in securing sufficient funds, we will fund our research and development from our working capital and cash flow, at a slower pace of development.

     We believe that we have sufficient funds to fund our operations during the remainder of 2004.

MARKET RISK

     At March 31, 2004 and December 31, 2003, we held cash and cash equivalents in the aggregate amount of $1,096,023 and $784,026, respectively, most of these amounts were deposited with Israeli banks. Under Israeli law, the Bank of Israel insures all bank deposits without limits on the amount. Therefore, we do not anticipate losses in respect to these items.

     The majority of our export sales are managed by the receipt of letters of credit or advance payments from our overseas customers. The majority of our local sales are made to government institutions and private industry in Israel. Consequently, we believe the exposure to credit risks relating to trade receivables is limited.

     We perform ongoing credit evaluations of our customers and generally do not require collateral. An appropriate allowance for doubtful accounts is included in trade accounts receivable.

FOREIGN CURRENCY EXCHANGE RISK

     We develop products in Israel and sell them in South America, Asia and several European countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

     Our foreign currency exposure with respect to our sales is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS.

     During 2003, the NIS revalued approximately 7.6% against the U.S. dollar. Among the factors contributing to the revaluation are the low interest rate for US$ investments compared to the higher interest rate for NIS investments. The revaluation has resulted in a deflation in Israel, which was approximately 1.9% for the year 2003 compared to an annual inflation rate of 6.5% for 2002 and deflation of 0.1% for the three months ended March 31, 2004.

     Since most of our sales are quoted in U.S. dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the U.S. dollar and other foreign currencies.

     We did not enter into any foreign exchange contracts in 2003 or the first quarter of 2004.

CONTRACTUAL OBLIGATIONS

     The following table summarizes our contractual obligations and commercial commitments as of March 31, 2004.


Contractual Obligations                                               Payments due by Period
-----------------------                                               ----------------------
                                                          less than 1                          more than 5
                                               Total         year       1-3 years   3-5 years     years
                                             ----------   ----------   ----------   ----------   -------
Long-term debt obligations                   $1,058,183   $  426,103   $  495,634   $  136,446        --
Capital (finance) lease obligations                  --           --           --           --        --
Operating lease obligations                     267,825      246,225       21,600           --        --
Purchase obligations                                 --           --           --           --        --
Other long-term liabilities reflected on
   the Company's balance sheet under  U.S.
   GAAP                                              --           --           --           --        --
                                             ----------   ----------   ----------   ----------   -------
Total                                        $1,326,008   $  672,328   $  517,234   $  136,446        --

ITEM 3. CONTROLS AND PROCEDURES

     Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the period covered by this quarterly report.

     There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation.

     It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

                           PART II - OTHER INFORMATION

             DEFENSE INDUSTRIES INTERNATIONAL, INC. AND SUBSIDIARIES

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

     None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(A)  EXHIBITS

99.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3 Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4 Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(B) REPORTS ON FORM 8-K FILED DURING THE LAST QUARTER OF THE PERIOD COVERED BY THIS REPORT:

     Report on Form 8-K bearing the cover date of January 7, 2004 with respect to a press release regarding receipt of a preliminary order for its vehicle armoring kits, filed on January 7, 2004.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         DEFENSE INDUSTRIES INTERNATIONAL, INC.
                                         (Registrant)


                                         By /s/ Joseph Postbinder
                                         ------------------------
                                         Name: Joseph Postbinder
                                         Chief Executive Officer

                                         By /s/ Tsippy Moldovan
                                         ------------------------
                                         Name: Tsippy Moldovan
                                         Chief Financial Officer

                                                                    EXHIBIT 99.1
                    CERTIFICATION PURSUANT TO SECTION 302(A)
                        OF THE SARBANES-OXLEY ACT OF 2002

     I, Joseph Postbinder, certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Defense Industries International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 15(e) and 15d- 15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 17, 2004


By /s/ Joseph Postbinder
------------------------
Joseph Postbinder
Chief Executive Officer

                                                                    EXHIBIT 99.2
                    CERTIFICATION PURSUANT TO SECTION 302(A)
                      OF THE SARBANES-OXLEY ACT OF 2002 I,



I, Tsippy Moldovan, certify that:

     1. I have reviewed this quarterly report on Form 10-QSB of Defense Industries International, Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 15(e) and 15d- 15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 17, 2004

By /s/ Tsippy Moldovan
------------------------
Tsippy Moldovan
Chief Financial Officer

                                                                    EXHIBIT 99.3

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Defense Industries International, Inc. (the "Company") on Form 10-QSB for the period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph Postbinder, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


By /s/ Joseph Postbinder
------------------------
Joseph Postbinder
Chief Executive Officer
May 17, 2004

                                                                    EXHIBIT 99.4

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report of Defense Industries International, Inc. (the "Company") on Form 10-QSB for the period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tsippy Moldovan, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.




By /s/ Tsippy Moldovan
------------------------
Tsippy Moldovan
Chief Financial Officer
May 17, 2004